Exhibit 99.1

Index
Challenges in the international capital markets since summer 2007 - some consequences for Eksportfinans	3
Financial highlights	5
Highlights	6
Export lending	6
Local government lending	6
Funding	7
Results	7
The balance sheet	8
Income statement	9
Balance sheet	10
Statements of changes in equity	11
Cash flow statement	12
Notes to the accounts	13

Challenges in the international capital markets since summer 2007 – some consequences for Eksportfinans

The Eksportfinans’ Group experienced a net profit of NOK 144 million in the second quarter of 2008. However Group performance in the first quarter of 2008 and hence the first half-year of 2008 has been affected by the situation in the international capital markets since late summer 2007. As outlined below, this led Eksportfinans, along with its owners, to initiate several measures during the past half-year in order to strengthen current and future results. The process led to a capital increase of NOK 1.2 billion from Eksportfinans’ current owners, a committed credit line facility of USD 4 billion from the major owner banks, and the Portfolio Hedge Agreement, which is described in more detail below. The implementation of these measures has created more stability in Group performance.
Effects of the new accounting standard IFRS
Eksportfinans has chosen to use the fair value principle as a main principle under IFRS. As a result, almost all transactions are booked at fair value. Prior to the IFRS implementation only liquidity placements classified as trading were booked at fair value.
Due to the difficult situation in the international capital markets since the summer of 2007, combined with the fact that Eksportfinans books transaction at fair value, credit spread widening led to a significant decrease in the fair value on bonds and commercial paper in Eksportfinans’ liquidity portfolio in the second half-year of 2007 and into the first quarter of 2008. Eksportfinans incurred unrealized losses as a result of this decrease.
Portfolio Hedge Agreement
On March 13, 2008 Eksportfinans’ major private shareholders DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S signed an agreement with Eksportfinans whereby the banks undertook to hedge against further market value decline in Eksportfinans’ securities’ portfolio after February 29, 2008. The remaining shareholders were invited to participate, and on June 30, 2008 shareholders representing a total of 99.5 percent of the share capital had joined the agreement. This included the Norwegian Government, which participates with a share equivalent to its 15 percent ownership in Eksportfinans.
Technical outline of the Portfolio Hedge Agreement
The Agreement is designed to ensure that further decreases in the value of the securities portfolio from its value at February 29, 2008, up to NOK 5 billion will be mitigated by an increase of the value of the Agreement. According to IFRS, the Portfolio Hedge Agreement is a derivative that is measured at fair value.
Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008 (the Portfolio) were marked to the market. The difference between the mark to market value and the amortized cost of the securities was calculated. The Portfolio will be valued for payment purposes annually on the same date. The first valuation date is February 28, 2011. On each annual valuation date, the Portfolio will be marked to market. If the market value on any annual valuation date is less than the market value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value on any annual valuation date is higher than the market value on the immediately preceding valuation date, Eksportfinans will pay the difference to the participating shareholders. For reporting purposes the Portfolio and the Portfolio Hedge Agreement are measured at fair value at each reporting date.
The final valuation date is the date being the earlier of either the last maturity date of the securities in the Portfolio Hedge Agreement or the date on which all securities have been either redeemed, repaid or disposed of or where a loss has been declared following the security issuer’s insolvency.
From July 2008 onwards, Eksportfinans will pay a fee to the participants of NOK 5 million on a monthly basis under the Portfolio Hedge Agreement.
The effect of the Portfolio Hedge Agreement on Eksportfinans’ results
In Eksportfinans’ accounts, unrealized losses or gains in the liquidity portfolio are included in the line item Net gains/(losses) on trading portfolio and foreign currencies and Net gains/(losses) on other financial instruments at fair value. However, the offsetting effect of the Portfolio Hedge Agreement is reflected as a gain or loss in the line item Net gains/(losses) on other financial instruments at fair value.
The arrangement fee paid to the arranger of the agreement is included in the line item Commissions and expenses related to banking services. Ongoing fees to the agreement participants are included in the line item Net gains/(losses) on other financial instruments at fair value. Total fee costs related to the establishment of the agreement in the first half-year of 2008 were NOK 47 million. As the Portfolio Hedge Agreement took effect from February 29, 2008, losses incurred in January and February 2008 were not mitigated. Losses incurred later than February 29, 2008 are mitigated by the Portfolio Hedge Agreement. However, going forward, embedded hedging inefficiencies regarding the Portfolio Hedge Agreement may cause volatility in Group results. The table below shows the unrealized gains and losses in the first half-year 2008.

First half-year report 2008    3

	First half-	Second	First quarter
(NOK millions)	year 2008	quarter 2008	2008

Liquidity portfolio	(1,219)	19	(1,238)
(hedged by PHA)
Mitigating effect	659	(19)	678
on Portfolio Hedge Agreement

Unrealized effects going forward
Future losses in the liquidity portfolio that are covered by the Portfolio Hedge Agreement will be mitigated by the agreement with the exception of possible hedging inefficiencies. However, Eksportfinans will still be exposed to volatility in its results going forward, such as changes in fair value on lending, funding, hedging derivatives and new liquidity placements that are not covered by the Portfolio Hedge Agreement.
Unrealized effects on new liquidity placements that are not included in the Portfolio Hedge Agreement
Placements of excess liquidity that are not included in the liquidity portfolio covered by the Portfolio Hedge Agreement may cause volatility. However the excess liquidity is placed in highly liquid deposits and government or government-related securities with short duration.
In the first half-year of 2008, Eksportfinans has also made investments of NOK 125 million with an average duration of one year in order to maintain a sufficient amount of USD denominated paper in Eksportfinans’ portfolio to serve as potential collateral for a committed repoline associated with Eksportfinans’ USD 6 billion USCP program.
Unrealized effects on Eksportfinans’ funding
During the turbulent period in international capital markets in 2007 and first half-year of 2008, Eksportfinans experienced unrealized gains on its existing funding, due to increased funding margins for Eksportfinans that lead to unrealized gains on old, more favorably priced debt booked at fair value. This led to unrealized gains in Eksportfinans’ accounts. Accounting policies and methods of calculations of fair value are described in note 4 to the annual financial statements of 2007, and are applied consistently in these interim financial statements.
It is currently expected that the unrealized gains on Eksportfinans’ funding will be reversed as the funding matures and as the credit spreads decrease. This may cause volatility in Eksportfinans’ results. Sudden changes in credit spreads may cause unrealized losses on the fair value of funding that will have a negative effect on Eksportfinans’ results. Otherwise the unrealized gains will decrease towards zero as the different funding transactions reach maturity. Contrary to the unrealized effects on the liquidity portfolio, credit spread changes on funding do not have a material effect on capital adequacy.
Accumulated unrealized gains on funding with associated hedging derivatives are listed in the table below:

(NOK millions)	6/30/2008

Accumulated unrealized gains on bond debt, subordinated debt, capital contribution securities and commercial paper debt	6,108
Accumulated unrealized losses on related hedging derivatives	(5,129)

Net effect	979

First half-year report 2008    4

Financial highlights

			Group
	Second quarter		First half-year			The year
(NOK million)	2008	2007	2008
(NOK million)	2008	2007	2008		2007	2008		2007

Net interest income	213	132	353		259	561		459
Profit for the period	144	30	(48)		97	(149)		159
Return on equity 1)	15.4%	4.1%	(3.0%	)	6.5%	(5.4%	)	5.3%
Return on assets 2)	0.38%	0.29%	0.32%		0.29%	0.29%		0.29%
Net operating expenses/average assets 3)	0.10%	0.11%	0.09%		0.10%	0.09%		0.11%

Total assets	227,491	186,888	227,491		186,888	218,720		172,365
Total loans outstanding 4)	124,715	112,478	124,715		112,478	124,689		99,059
New loans disbursed	8,819	12,986	14,809		19,697	39,183		35,877
New bond debt issued	33,419	16,672	48,490		38,525	80,681		56,530
Public sector borrowers/guarantors 5)	53.2%	60.8%	53.2%		60.8%	56.8%		60.8%
Capital adequacy *)	11.8%	12.1%	11.8%		12.1%	9.6%		12.2%

Exchange rate NOK/USD	5.0806	5.9034	5.0806		5.9034	5.4110		6.2551

*)	Capital adequacy for 2006 is not adjusted to reflect IFRS
Definitions
1.	Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.
2.	Return on assets: Net interest income including provisions/average assets.
3.	Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.
4.	Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 5, 6 and 7 to the accompanying financial statements.
5.	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

First half-year report 2008    5

Interim report

Highlights
Second quarter 2008
The Eksportfinans’ Group experienced a net profit of NOK 144 million in the second quarter of 2008, up from NOK 30 million for the corresponding period in 2007.
The underlying business operations of the Eksportfinans’ Group showed a continued healthy performance in the second quarter of 2008. Group net profit excluding unrealized gains and losses (as explained under section results) was NOK 119 million in the second quarter of 2008 compared to NOK 67 million in the corresponding period in 2007. The increase was due to increased net interest income which was NOK 81 million higher than in the corresponding period in 2007.
First half-year 2008
Due to a net loss in the first quarter of 2008 the Group experienced a net loss in the first half-year of 2008 of NOK 48 million, which was NOK 145 million lower than the Group profit in the corresponding period in 2007.
Group net profit excluding unrealized gains and losses (as explained under section results) was NOK 161 million in the first half-year of 2008, compared to NOK 128 million in the corresponding period in 2007.
Net interest income in the first half-year of 2008 was NOK 353 million. This was NOK 94 million higher than in the corresponding period in 2007. The increase was mainly due to a higher volume of export lending, higher equity due to the equity increase of NOK 1.2 billion, and higher interest rates in Norwegian kroner.
Total outstanding loans from the Eksportfinans Group were NOK 124.7 billion at June 30, 2008, the same as year-end 2007. New lending from the Group in the first half-year of 2008 was NOK 14.8 billion, compared to NOK 19.7 billion in the corresponding period in 2007.
The Norwegian maritime industry and the oil and gas sector were still experiencing a continued high level of activity through the first half-year of 2008. From December 31, 2007 to June 30, 2008, the total export lending balance increased by 11.9 percent.
Total lending from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS was NOK 61.6 billion at the end of the first half-year of 2008, compared to NOK 68.3 at year-end 2007. The decrease was due to an optimization of Group total assets.
In the first half-year of 2008 Eksportfinans issued three public benchmark transactions, two of which were Euro denominated for a total of EUR 2.25 billion (NOK 18 billion). The third benchmark was a CHF 150 million (NOK 748 million) transaction.
Total assets amounted to NOK 227.5 billion at June 30, 2008, compared to NOK 218.7 billion at year-end 2007. This growth was mainly due to increased export lending. In addition, surplus liquidity was placed in highly liquid deposits and government or government-supported securities with short duration.
Export lending
The strong demand for new export loans continued during the first half-year of 2008. The volume of outstanding export loans was NOK 63.1 billion at June 30, 2008 compared to NOK 56.3 billion at the end of 2007 and NOK 48.2 billion at the end of the first half-year of 2007. New disbursements of export-related loans was NOK 11.2 billion during the first half-year of 2008, compared to NOK 10.2 billion during the same period in 2007.
During the first half-year of 2008, NOK 6.2 billion was new financing under the officially supported export financing scheme, compared to NOK 6.0 billion in the same period in 2007. The volume of the order book for export-related loans was approximately NOK 40.3 billion at June 30, 2008, compared to NOK 36.2 billion at the same time in 2007.
The increase in the volume of new loan disbursements was related to export financing, such as shipbuilding, ship equipment and offshore oil and gas projects. The maritime industry in Norway still experiences very favorable market conditions, due in part to the current high oil prices. In addition, an environment of higher interest rate levels has made the officially supported fixed rate financing scheme (CIRR) attractive to buyers of Norwegian capital goods. This trend is currently expected to continue in the second half-year of 2008.
Local government lending
Total outstanding loans from Kommunekreditt Norge AS at June 30, 2008 amounted to NOK 61.6 billion, which was a decrease of NOK 2.6 billion (4 percent) compared to June 30, 2007, and a decrease of NOK

First half-year report 2008    6

6.7 billion (10 percent) compared to December 31, 2007. Kommunekreditt disbursed NOK 3.6 billion in new loans in the first six months of 2008. The amount in the corresponding period in 2007 was NOK 9.5 billion.
The decrease in both loan volume and new disbursements was due to an optimization of Group total assets. Facing increased funding costs, a part of Kommunekreditt’s portfolio with the option to re-price (around 70 percent of the portfolio) was re-priced.
The lending volume from Kommunekreditt is expected to stabilize at around the current level going forward.
Funding
Total new funding in the first half-year of 2008 amounted to NOK 48.5 billion through 477 individual trades, compared with NOK 38.5 billion and 375 trades for the same period in 2007.
In the first half-year of 2008 Eksportfinans issued three public benchmark transactions. The first was a CHF 150 million transaction with an 8 year maturity issued in April, jointly led by Deutsche Bank and Credit Suisse. The second benchmark transaction was a EUR 1.25 billion transaction issued in April with a 3 year tenor. This transaction was jointly led by Citi, Deutsche Bank and Goldman Sachs. The third benchmark of the period was issued in June, and was a EUR 1 billion transaction with a 5 year maturity lead by Credit Suisse, Goldman Sachs and Nomura.
The proprietary web-based platform for pricing, execution, and documentation of structured Medium Term Notes, eFunding, has now been adopted by 32 arranger banks.
We expect continued good access to funding in the second half-year of 2008.
Results
Net interest income
Net interest income was NOK 353 million in the first half-year of 2008. This was NOK 94 million higher than in the corresponding period in 2007. The increase was mainly due to a higher volume of export lending, higher equity due to the capital increase and higher interest rates in Norwegian kroner. Higher equity increases the difference between interest-bearing assets and interest-bearing liabilities. The interest rate level in Norwegian kroner affects net interest income because the equity is in Norwegian kroner.
The return on assets was 0.32 percent in the first half-year of 2008, which was 0.03 percentage points higher than in the corresponding period in 2007.
Net operating income
The situation in the international capital markets led to a decline in the fair value on bonds in the first quarter of 2008, resulting in unrealized losses. However, the Portfolio Hedge Agreement (see article on page 3) resulted in an increase in fair value corresponding to the decrease in the fair value on bonds from February 29, 2008. At June 30, 2008 the fair value on bonds was marginally better than at March 31, 2008. The unrealized gains were offset by an unrealized loss on the Portfolio Hedge Agreement.
The decline in fair value on bonds in the first quarter of 2008 led to a negative net other operating income of NOK 318 million for the first half-year of 2008. In the first half-year in 2007 net other operating income was negative NOK 26 million. Unrealized losses due to the decline in the fair value on bonds are included in line items Net gains/(losses) on trading portfolio and foreign currencies and Net gains/(losses) on other financial instruments at fair value in the table below.

Changes in net other operating income
	Fist half-	Fist half-
(NOK millions)	year 2008	year 2007	Change

Commissions and income related to banking services	1	3	(2)

Commissions and expenses related to banking services	37	4	33

Net gains/(losses) on trading portfolio and foreign currencies	(723)	(1)	(722)

Net gains/(losses) on other financial instruments at fair value	438	(28)	466

Other income	3	4	(1)

Net other operating income	(318)	(26)	(292)

The line item Commissions and expenses related to banking services was NOK 33 million higher in the first half-year of 2008 than in the corresponding period in 2007, due to one-off expenses related to the Portfolio Hedge Agreement.
The line item Net gains/(losses) on other financial instruments at fair value includes a gross unrealized loss on bonds of NOK 541 million, see note 3 to the accompanying financial statements for the breakdown of this line item. Further, certain expenses related to the Portfolio Hedge Agreement were included in this line item.
Total costs for the Portfolio Hedge Agreement in the first half-year of 2008 were NOK 47 million. Going forward, Eksportfinans began paying a fee of NOK 5 million under the Portfolio Hedge Agreement on a monthly basis in July 2008. The securities covered by the Portfolio Hedge Agreement are likely to generate unrealized gains as they approach maturity, which will require payments from Eksportfinans under the

First half-year report 2008    7

Portfolio Hedge Agreement in the future. The payments to or from Eksportfinans will take place annually from 2011.
Total operating expenses
Total operating expenses amounted to NOK 101 million in the first half-year of 2008, an increase of NOK 3 million from the corresponding period in 2007.
The key ratio Net operating expenses in relation to average assets was 0.09 percent in the first half-year of 2008, compared to 0.10 percent for the corresponding period in 2007.
Profit/(loss) for the period
The Group experienced a loss of NOK 48 million for the first half-year of 2008, compared to a profit of NOK 97 million in the corresponding period in 2007.
Return on equity was negative 3.0 percent in the first half-year of 2008, down from positive 6.5 percent in the corresponding period in 2007. This was due to the negative net other operating income resulting from the circumstances in the international capital markets discussed above.
Profit excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table below. These calculations, which may be of interest to investors, assess the performance of the underlying business operations, without the volatility caused by fair value fluctuations. Profit excluding unrealized gains and losses amounted to NOK 161 million for the first half-year of 2008. This was an increase of 26 percent from the corresponding period in 2007.

	Second quarter		First half-year		The year
(NOK million)	2008	2007	2008	2007	2007	2006

Profit/(loss) for the period	144	30	(48)	97	(149)	159

Net unrealized losses/(gains) on trading portfolio 1)	16	4	722	1	592	(1)

Net unrealized losses/(gains) on other financial instruments at fair value 2)	(51)	47	(432)	42	23	117

Tax-effect 3)	10	(14)	(81)	(12)	(172)	(32)

Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	119	67	161	128	294	243

Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	11.4%	9.9%	9.0%	9.6%	10.6%	9.3%

1)	See note 2 to the accompanying financial statements
2)	See note 3 to the accompanying financial statements
3)	28 percent of the unrealized items above

The Balance sheet
Total assets amounted to NOK 227.5 billion at June 30, 2008, compared to NOK 186.9 billion at June 30, 2007 and NOK 218.7 billion at year end 2007. The growth in assets since year-end 2007 was mainly due to increased export lending. In addition, surplus liquidity was placed in highly liquid deposits and government or government-supported securities with short duration.
Liquidity placed in commercial paper and bonds amounted to NOK 84.9 billion at June 30, 2008. The corresponding volume at the end of 2007 was NOK 80.1 billion.
Debts incurred by issuing commercial paper and bonds came to NOK 211.4 billion at June 30, 2008. The corresponding figure at year-end 2007 was NOK 206.3 billion.
The capital adequacy ratio for the Group was 11.8 percent at June 30, 2008, compared to 12.1 percent at June 30, 2007 and 9.6 percent at the end of 2007. The core capital adequacy ratio was 8.9 percent at June 30, 2008, 8.7 percent at June 30, 2007 and 6.3 percent at year-end 2007. The increase compared to year-end 2007 was due to increased core capital as a result of the issuance of NOK 1.2 billion in new equity from the owners.
Future prospects for the rest of 2008
In addition to what is stated in this Interim Report regarding export lending, local government lending and funding, reference is made to the three last paragraphs starting on page 4 of the article

First half-year report 2008    8

“Challenges in the international capital markets since summer
2007 – some consequences for Eksportfinans”.
Oslo, August 14, 2008
EKSPORTFINANS ASA
The Board of Directors
Income statement
Figures for interim reports are unaudited.

Parent company						Group

		First		The				First		The
Second quarter		half-year		year		Second quarter		half-year		year
2008	2007	2008	2007	2007	(NOK million)	2008	2007	2008	2007	2007

2,805	1,986	5,569	3,755	8,800	Interest and related income	2,863	2,015	5,659	3,816	8,927
2,650	1,883	5,306	3,557	8,366	Interest and related expenses	2,650	1,883	5,306	3,557	8,366

155	103	263	198	434	Net interest income	213	132	353	259	561

0	0	0	0	64	Income on investments in group companies	0	0	0	0	0
0	2	1	3	4	Commissions and income related to banking services	0	2	1	3	4

2	2	37	4	7	Commissions and expenses related to banking services	2	2	37	4	8

(12)	(2)	(723)	(1)	(588)	Net gains/(losses) on trading portfolio and foreign currencies	(12)	(2)	(723)	(1)	(588)

81	(68)	470	(67)	(84)	Net gains/(losses) on other financial instruments at fair value	57	(40)	438	(28)	0

4	4	9	10	19	Other income	1	1	3	4	7

71	(66)	(280)	(59)	(592)	Net other operating income	44	(41)	(318)	(26)	(585)

226	37	(17)	139	(158)	Total net income	257	91	35	233	(24)

40	36	72	71	129	Salaries and other administrative expenses	48	41	85	83	152
4	5	9	10	22	Depreciation	4	5	9	10	22
4	2	6	4	11	Other expenses	5	3	7	5	12

48	43	87	85	162	Total operating expenses	57	49	101	98	186

0	0	0	0	0	Impairment charges on loans	0	0	0	0	0

178	(6)	(104)	54	(320)	Pre-tax operating profit/(loss)	200	42	(66)	135	(210)

50	(2)	(29)	15	(110)	Taxes	56	12	(18)	38	(61)

128	(4)	(75)	39	(210)	Profit/(loss) for the period	144	30	(48)	97	(149)

First half-year report 2008    9

Balance sheet
Figures for interim reports are unaudited.

Parent company				Group
30.06.2008	30.06.2007	31.12.2007	(NOK million)	30.06.2008	30.06.2007	31.12.2007

			Loans and receivables
85,910	83,360	90,338	due from credit institutions	29,811	24,270	27,334
			Loans and receivables
41,947	28,778	34,808	due from customers	98,935	88,723	98,777
84,934	65,709	80,133	Securities	84,934	65,709	80,133
10,942	7,146	9,744	Financial derivatives	10,942	7,146	9,744
518	518	518	Investments in group companies		0	0
196	0	124	Deferred tax asset	160	0	79
25	23	27	Intangible assets	25	23	27
			Fixed assets and investment
216	222	220	property	217	223	222
2,457	794	2,468	Other assets	2,467	794	2,404

227,145	186,550	218,380	Total assets	227,491	186,888	218,720

29	45	324	Deposits by credit institutions	29	45	324
			Borrowings through
211,430	174,052	206,315	the issue of securities	211,430	174,052	206,315
9,691	6,629	6,934	Financial derivatives	9,676	6,616	6,935
60	38	96	Taxes payable	85	50	122
0	94	0	Deferred tax liabilities	0	133	0
646	1,041	349	Other liabilities	654	1,042	360
67	58	59	Accrued expenses and provisions	71	63	64
1,276	1,421	1,379	Subordinated debt	1,276	1,421	1,379
468	558	559	Capital contribution securities	468	558	559

223,667	183,936	216,015	Total liabilities	223,689	183,980	216,058

2,771	1,594	1,594	Share capital	2,771	1,594	1,594
173	162	162	Share premium reserve	173	162	162
137	214	137	Reserve for unrealized gains		0	0
472	605	472	Other equity	906	1,055	906
(75)	39	0	Profit/(loss) for the period	(48)	97	0

3,478	2,614	2,365	Total shareholders’ equity	3,802	2,908	2,662

			Total liabilities and
227,145	186,550	218,380	shareholders’ equity	227,491	186,888	218,720

First half-year report 2008    10

Statement of changes in equity
Figures for interim reports are unaudited.

	Parent company
		Share	Reserve
	Share	premium	unrealised	Other
(NOK million)	capital 1)	reserve 1)	gains 1)	equity	Total equity

Equity as at January 1, 2007	1,594	162	214	605	2,575

Profit for the period	0	0	0	39	39

Equity as at at June 30, 2007	1,594	162	214	644	2,614

Equity as at January 1, 2008	1,594	162	137	472	2,365

Issuance of new share capital	1,177	11	0	0	1,188
Profit for the period	0	0	0	(75)	(75)

Equity as at June 30, 2008	2,771	173	137	397	3,478

1)	Restricted equity

	Group
		Share	Reserve
	Share	premium	unrealised	Other
(NOK million)	capital	reserve	gains	equity	Total equity

Equity as at January 1, 2007	1,594	162	0	1,273	3,029

Profit for the period	0	0	0	97	97
Dividends paid	0	0	0	(218)	(218)

Equity as at at June 30, 2007	1,594	162	0	1,152	2,908

Equity as at January 1, 2008	1,594	162	0	906	2,662

Issuance of new share capital	1,177	11	0	0	1,188
Profit for the period	0	0	0	(48)	(48)

Equity as at June 30, 2008	2,771	173	0	858	3,802

First half-year report 2008    11

Cash flow statement
Figures for interim reports are unaudited.

Parent company				Group
		The				The
First half-year		year		First half-year		year
2008	2007	2007	(NOK million)	2008	2007	2007

(104)	54	(320)	Pre-tax operating profit/(loss)	(66)	135	(210)

			Provided by operating activities:

(4,552)	(17,265)	(34,112)	Disbursement of loans	(14,808)	(19,697)	(39,183)
2,718	2,500	5,626	Principal collected on loans	13,056	4,945	10,831
(127)	(11,244)	(18,154)	Purchase of financial investments (trading)	(127)	(11,244)	(18,154)
1,808	6,944	12,353	Proceeds from sale or redemption of financial investments in the trading portfolio	1,808	6,944	12,353
(137)	(49)	(152)	Accrual of contribution from the Norwegian government	(137)	(49)	(152)
38	26	26	Contribution paid by the Norwegian government	38	26	26
259	71	678	Unrealized losses (reversal of unrealized losses) on financial instruments at fair value	291	32	594
9	10	22	Depreciation	9	10	22

64	0	0	Income from investments in subsidiary	0	0
(79)	(43)	(79)	Taxes paid	(99)	(58)	(99)

			Changes in:

(288)	(159)	(415)	Accrued interest receivable	(315)	(221)	(538)
(81)	24	(1,605)	Other receivables	(143)	41	(1,527)

893	266	(83)	Accrued expenses and other liabilities	972	279	(72)

421	(18,865)	(36,215)	Net cash flow from operating activities	479	(18,857)	(36,109)

(19,183)	(6,888)	(32,110)	Purchase of financial investments	(19,183)	(6,888)	(32,110)
4,646	2,854	6,682	Proceeds from sale or redemption of financial investments	4,646	2,854	6,682
(3)	(8)	(22)	Purchases of fixed assets	(3)	(8)	(23)
(14,540)	(4,042)	(25,450)	Net cash flow from investing activities	(14,540)	(4,042)	(25,451)

(279)	0	283	Change in debt to credit institutions	(279)	0	283
61,093	97,724	176,814	Proceeds from issuance of commercial paper debt	61,093	97,724	176,814

(56,231)	(93,042)	(150,586)	Repayments of commercial paper debt	(56,231)	(93,042)	(150,586)

48,490	38,525	80,681	Proceeds from issuance of bond debt	48,490	38,525	80,681
(37,416)	(20,496)	(44,763)	Principal payments on bond debt	(37,416)	(20,496)	(44,763)
1,177	0	0	Issuance of new share capital	1,177	0
0	(218)	(218)	Dividends paid	0	(218)	(218)

16,834	22,493	62,211	Net cash flow from financing activities	16,834	22,493	62,211

(40)	(4)	(10)	Effect of exchange rates on cash and cash equivalents	(40)	(4)	(10)

2,675	(418)	536	Net change in cash and cash equivalents	2,733	(410)	641

693	157	157	Cash and cash equivalents at beginning of period	833	192	192

3,368	(261)	693	Cash and cash equivalents at end of period	3,566	(218)	833

First half-year report 2008    12

Notes to the accounts

1. Accounting principles
Eksportfinans’ first half-year consolidated accounts of 2008 have been prepared in accordance with International Financial Reporting Standards – (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). The parent company accounts have been prepared in line with simplified IFRS, as regulated under the Norwegian Accounting Act. The interim accounts have been prepared in accordance with IAS 34, Interim Financial Reporting.
The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiary Kommunekreditt Norge AS.
The accounting policies and methods of computation applied in the preparation of these interim financial statements are the same as in Eksportfinans’ annual financial statements of 2007, as approved for issue by the Board of Directors on March 13, 2008. These policies have been consistently applied to all the periods presented.
Figures for interim reports are unaudited.

First half-year report 2008    13

2. Net gains/(losses) on trading portfolio and foreign currencies

Parent company				Group
		The				The
First half-year		year		First half-year		year
2008	2007	2007	(NOK million)	2008	2007	2007

			Net realized gains/(losses) on trading
0	1	2	portfolio	0	1	2
			Net unrealized gains/(losses) on trading
(722)	(1)	(592)	portfolio	(722)	(1)	(592)
			Net realized and unrealized gains/(losses) on
(1)	(1)	2	foreign currencies	(1)	(1)	2

(723)	(1)	(588)	Total	(723)	(1)	(588)

3. Net gains/(losses) on other financial instruments at fair value

Parent company				Group
		The				The
First half-year		year		First half-year		year
2008	2007	2007	(NOK million)	2008	2007	2007

6	14	23	Net realized gains/(losses)	6	14	23

(115)	(201)	(206)	Loans and receivables	(144)	(161)	(123)
(541)	(64)	(544)	Securities	(541)	(64)	(544)
(4,294)	(1,310)	(1,542)	Financial derivatives 1)	(4,297)	(1,311)	(1,541)
31	1	4	Commercial paper debt	31	1	4
5,230	1,405	2,101	Bond debt	5,230	1,405	2,101
			Subordinated debt and
130	123	81	capital contribution securities	130	123	81
23	(35)	(1)	Other	23	(35)	(1)

464	(81)	(107)	Net unrealized gains/(losses)	432	(42)	(23)

470	(67)	(84)	Total	438	(28)	0

1)	The portfolio hedge agreement entered into in march 2008, further described in note 15 of this report, is included with a gain of NOK 659 million as of June 30, 2008.
4. Capital adequacy
From January 1, 2008, capital adequacy is calculated in accordance with the new Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.
Risk-weighted assets and off-balance sheet items

Parent company			Group
30.06.2008 1)		(NOK million)	30.06.2008 1)		30.06.2007 2)		31.12.2007 2)
	Risk-			Risk-		Risk-		Risk-
	weighted		Book	weighted	Book	weighted	Book	weighted
Book value	value		value	value	value	value	value	value

227,145	39,554	Total assets	227,492	38,691	186,888	37,570	218,720	39,921
	471	Off-balance sheet items		471		775		606
	493	Operational risk		716
	105	Total currency risk		105		36		40

	40,623	Total risk-weighted value		39,983		38,381		40,567

The Company’s eligible regulatory capital

Parent company			Group
		(NOK million and in
		percent of risk-
30.06.2008 1)		weighted value)	30.06.2008 1)		30.06.2007 2)		31.12.2007 2)

3,162	7.8%	Core capital 3)	3,555	8.9%	3,354	8.7%	2,540	6.3%
1,180	2.9%	Additional capital 4)	1,149	2.9%	1,294	3.4%	1,335	3.3%

4,342	10.7%	Total regulatory capital	4,704	11.8%	4,648	12.1%	3,875	9.6%

1)	In accordance with Basel II
2)	In accordance with Basel I
3)	Includes share capital, other equity, elements of capital contribution securities and deductions/additions
4)	Includes subordinated debt, the elements of capital contribution not included in core capital and deductions/additions

First half-year report 2008    14

5. Loans and receivables due from credit institutions

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30.06.08	30.06.07	31.12.07

3,704	59	801	Bank deposits	3,904	103	941
(873)	(364)	(687)	Other claims on banks 1)	(873)	(364)	(687)
			Loans, nominal amount
21,637	19,802	22,051	(also included in note 7)	26,500	24,290	26,773
			Loans to Kommunekreditt Norge AS,
61,296	63,684	67,903	nominal amount (also included in note 7)	—	—	—
			Accrued interest and adjustment
146	179	270	to fair value on loans	281	241	307

85,910	83,360	90,338	Total	29,811	24,270	27,334

1)	Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks.
The value of the loans acquired and the hedge instruments under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred.
The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.
6. Loans to customers

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30.06.08	30.06.07	31.12.07

			Loans due from customers, nominal amount
41,490	28,498	34,362	(also included in note 7)	98,215	88,188	97,916
			Accrued interest and adjustment
457	280	446	to fair value on loans	720	535	861

41,947	28,778	34,808	Total	98,935	88,723	98,777

7. Total loans
Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30/06/08	30/06/07	31.12.07

21,637	19,802	22,051	Loans due from non-group credit institutions	26,500	24,290	26,773
61,296	63,684	67,903	Loans due from Kommunekreditt Norge AS	—	—	—

82,933	83,486	89,954	Loans due from credit institutions	26,500	24,290	26,773
41,490	28,498	34,362	Loans due from customers	98,215	88,188	97,916

124,423	111,984	124,316	Total nominal amount	124,715	112,478	124,689

102,516	98,968	106,677	Commercial loans	102,807	99,462	107,050
21,908	13,016	17,639	Government-supported loans	21,908	13,016	17,639

124,423	111,984	124,316	Total nominal amount	124,715	112,478	124,689

13,940	12,248	10,757	Capital goods	13,940	12,248	10,757
23,262	11,415	19,570	Ships	23,262	11,415	19,570
25,860	24,567	26,017	Export-related and international activities *)	25,860	24,567	26,017
0	0	0	Loans to Norwegian local government sector	61,588	64,178	68,276
61,296	63,684	67,903	Loans to Kommunekreditt Norge AS	—	—	—
65	70	69	Loans to employees	65	70	69

124,423	111,984	124,316	Total nominal amount	124,715	112,478	124,689

*)	Export-related and international activities consist of loans to the following categories of borrowers:

First half-year report 2008    15

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30.06.08	30.06.07	31.12.07

1,091	1,643	1,069	Oil and gas	1,091	1,643	1,069
4,005	3,986	3,980	Pulp and paper	4,005	3,986	3,980
25	27	26	Engineering and construction	25	27	26
34	239	213	Aluminum, chemicals and minerals	34	239	213
80	101	89	Aviation and shipping	80	101	89
0	169	166	Hydro electric power	0	169	166
2,757	3,252	2,994	Consumer goods	2,757	3,252	2,994
8,262	6,079	8,325	Banking and finance	8,262	6,079	8,325
5,582	5,044	5,136	Real estate management	5,582	5,044	5,136
3,988	3,986	3,981	IT and telecommunication	3,988	3,986	3,981
36	41	38	Other categories	36	41	38

25,860	24,567	26,017	Total nominal amount	25,860	24,567	26,017

8. Non-performing loans and loan losses

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK thousands)	30.06.08		30.06.07	31.12.07

13,232	30,972	3,494	Interest and principal installment 1-30 days past due	45,433		33,990	11,406
70,105	323,570	13,613	Not matured principal on loans with payments 1-30 days past due	1,328,471	1)	398,015	327,625

544	2,481	537	Interest and principal installment 31-90 days past due	1,162		2,754	656
9,278	19,549	10,118	Not matured principal on loans with payments 31-90 days past due	29,666		37,755	12,382

3,733	1,167	4,359	Interest and principal installment more than 90 days past due	3,854		1,167	4,359
11,507	12,080	16,093	Not matured principal on loans with payments more than 90 days past due	15,739		12,080	16,093
108,398	389,819	48,214	Total loans that are past due	1,424,325		485,761	372,521

108,398	389,819	48,214	Relevant collateral or guarantees received	1,424,325		389,819	372,521

0	0	0	Estimated impairments	0		0	0

1)	The main portion of related interest and principal installments are paid as of the date of this report.
The company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.
9. Securities

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30.06.08	30.06.07	31.12.07

26,734	28,787	29,380	Trading portfolio	26,734	28,787	29,380
58,200	36,922	50,753	Other securities at fair value through profit and loss	58,200	36,922	50,753

84,934	65,709	80,133	Total	84,934	65,709	80,133

10. Fixed assets and investment property

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30.06.08	30.06.07	31.12.07

132	137	134	Buildings and land at own use	132	137	134
75	76	76	Investment property	75	76	76

207	213	210	Total building and land	207	213	210

9	9	10	Other fixed assets	10	10	12

216	222	220	Total	217	223	222

First half-year report 2008    16

11. Other assets

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30.06.08	30.06.07	31.12.07

324	119	227	Interim account 108-Agreement	324	119	227
1,948	18	1,860	Cash collateral	1,948	18	1,860
0	0	64	Dividends from group companies	0	0	0
175	649	300	Delayed payment, securities not delivered from our custodian	175	649	300
10	8	17	Other	20	8	17

2,457	794	2,468	Total	2,467	794	2,404

12. Borrowings through the issue of securities

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30.06.08	30.06.07	31.12.07

34,993	10,373	31,089	Commercial paper debt	34,993	10,373	31,089
179,881	161,856	173,717	Bond debt	179,881	161,856	173,717
(3,444)	1,823	1,509	Accrued interest and adjustment to fair value on debt	(3,444)	1,823	1,509

211,430	174,052	206,315	Total	211,430	174,052	206,315

13. Other liabilities

Parent company				Group
30.06.08	30.06.07	31.12.07	(NOK million)	30.06.08	30.06.07	31.12.07

260	304	299	Grants to mixed credits	260	304	299
270	715	1	Cash collateral	270	715	1
74	0	0	Delayed payment, securities not deliveries to our custodian	74	0	0
42	22	49	Other short-term liabilities	50	23	60

646	1,041	349	Total	654	1,042	360

14. Segment information
The Group is divided into two business areas, export lending and municipal lending. The Group also has a treasury department, responsible for the Group’s funding and the Group’s liquidity portfolio, consisting of securities and deposits. The treasury department is considered to have a support function for the lending business areas, and is therefore divided between these in the segment reporting.

First half-year report 2008    17

(NOK millions)	Export lending			Municipal lending			Total group
	First half-year		Year end	First half-year		Year end	First half-year		Year end
	2008	2007	2007	2008	2007	2007	2008	2007	2007

Net interest income	194	132	297	159	127	264	353	259	561
Net other operating income *)	(91)	(52)	(221)	(227)	26	(363)	(318)	(26)	(584)

Total operating income	103	80	76	(68)	153	(99)	35	233	(23)
Total operating expenses	58	54	106	43	44	81	101	98	187
Pre-tax operating profit/(loss)	45	26	(30)	(111)	109	(180)	(66)	135	(210)
Taxes	13	7	(10)	(31)	31	(51)	(18)	38	(61)

Profit/(loss) for the period	32	19	(20)	(80)	78	(129)	(48)	97	(149)

*) of which net unrealized gains/(losses) on financial instruments	(79)	(61)	(237)	(211)	18	(378)	(290)	(43)	(615)
Segment assets	105,142	76,788	91,588	107,728	102,264	113,877	212,870	179,052	205,465
Unallocated assets							14,621	7,836	13,255

Total assets							227,491	186,888	218,720

Segment liabilities	103,128	75,672	90,339	105,482	100,621	112,216	208,610	176,293	202,555

Unallocated liabilities							15,079	7,687	13,503

Total liabilities							223,689	183,980	216,058

Export lending and the treasury department are included in the parent company accounts of Eksportfinans ASA. Municipal lending is organized in a separate subsidiary, Kommunekreditt Norge AS, and funds its lending business through loans from the parent company. The profit or loss from the treasury department is included in the accounts of the parent company, although, the department is responsible for the funding and the liquidity management of the Group as a whole. Income and expenses related to treasury is therefore divided between the export lending and municipal lending business areas. This division is made based on volume.
As both export lending and the treasury department are accounted for in the parent company accounts, indirect income and expenses must be distributed between them, before treasury in its turn can be divided between export lending and municipal lending. The indirect expenses are distributed based on volume. Correspondingly, equity is distributed between them, and allocated so that export lending receives equity in a proportion of risk-weighted volume that corresponds to the proportion of Kommunekreditt Norge AS. The residual equity is allocated to treasury.
15. Material transactions with related parties
The Company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees	Portfolio Hedge
(NOK millions)	loans 1)	Deposits 2)	issued 3)	received4)	Agreement5)

Balance January 1, 2007	10,229	590	2,595	6,959	0
Change in the period	(236)	(23)	110	(278)	0

Balance June 30, 2007	9,993	567	2,705	6,681	0

Balance January 1, 2008	9,690	301	2,130	7,251	0
Change in the period	(467)	1,101	(373)	(342)	421

Balance June 30, 2008	9,223	1,402	1,757	6,909	421

All transactions with related parties are made on market terms.
1)	The Company acquires loans from banks. The loans are part of the company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans

First half-year report 2008    18

are classified as loans due from credit institutions in the balance sheet.
2)	Deposits made by the Company.
3)	Guarantees issued by the Company to support the Norwegian export industry.
4)	Guarantees provided to the Company from the related parties.
5)	Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.
In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension. Eksportfinans has not yet utilized this credit facility.

First half-year report 2008    19